# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rithm Acquisition Corp., CIK 0002047497
CUSIP: G75751126
Title of class of securities: par value $0.0001 per share
Address of issuer's principal executive offices: 799 Broadway, 8th Floor, New York, New York (NY), 10003
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-002365
Filed by CIK 0001600344

## Reporting persons
- Lighthouse Investment Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 113,200; sole dispositive power 0; shared dispositive power 113,200; aggregate amount beneficially owned 113,200 (0.49% of the class)
- MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 113,200; sole dispositive power 0; shared dispositive power 113,200; aggregate amount beneficially owned 113,200 (0.49% of the class)
- MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 113,200; sole dispositive power 0; shared dispositive power 113,200; aggregate amount beneficially owned 113,200 (0.49% of the class)
- Shaolin Capital Partners SP, a segregated portfolio of PW MAP SPC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 113,200; sole dispositive power 0; shared dispositive power 113,200; aggregate amount beneficially owned 113,200 (0.49% of the class)
- Eagle Harbor Multi-Strategy Master Fund Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 113,200; sole dispositive power 0; shared dispositive power 113,200; aggregate amount beneficially owned 113,200 (0.49% of the class)

## Item 1. Issuer
Name of issuer: Rithm Acquisition Corp.
Address of issuer's principal executive offices: 799 Broadway, 8th Floor, New York, New York, 10003

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

1. Lighthouse Investment Partners, LLC ("Lighthouse")
2. MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC ("MAP 204")
3. MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC ("MAP 214")
4. Shaolin Capital Partners SP, a segregated portfolio of PW MAP SPC ("Shaolin")
5. Eagle Harbor Multi-Strategy Master Fund Limited ("Eagle Harbor")

This Statement relates to the Issuer's shares of common stock ("Shares") directly beneficially owned by MAP 204, MAP 214, Shaolin, and Eagle Harbor. Lighthouse serves as the investment manager of MAP 204 and MAP 214. Lighthouse serves as the platform services provider for Shaolin and Eagle Harbor. Because Lighthouse may be deemed to control MAP 204, MAP 214, Shaolin, and Eagle Harbor, Lighthouse may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of the Issuer's Shares reported herein.
Address of principal business office or, if none, residence:
Lighthouse: 3801 PGA Boulevard, Suite 604, Palm Beach Gardens, FL 33410

MAP 204 & MAP 214: c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands

Shaolin & Eagle Harbor: Ugland House, 121 South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands
Citizenship: Lighthouse is a Delaware limited liability company. MAP 204 and MAP 214 are both segregated portfolios of LMA SPC, a Cayman Islands segregated portfolio company. Shaolin is a segregated portfolio of PW MAP SPC, a Cayman Islands segregated portfolio company. Eagle Harbor is a Cayman Islands exempt company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, Lighthouse, MAP 204, MAP 214, Shaolin, and Eagle Harbor may be deemed the beneficial owners of 113,200 Shares.
Percent of class: As of September 30, 2025, Lighthouse, MAP 204, MAP 214, Shaolin, and Eagle Harbor may be deemed the beneficial owners 0.49% of Shares.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 113,200
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 113,200

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lighthouse Investment Partners, LLC: Robert P. Swan, Robert P. Swan, Vice President (11/14/2025)
- MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC: Robert P. Swan, Robert P. Swan, Director (11/14/2025)
- MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC: Robert P. Swan, Robert P. Swan, Director (11/14/2025)
- Shaolin Capital Partners SP, a segregated portfolio of PW MAP SPC: Robert P. Swan, Robert P. Swan, Vice President of Platform Service Provider (11/14/2025)
- Eagle Harbor Multi-Strategy Master Fund Limited: Robert P. Swan, Robert P. Swan, Vice President of Platform Service Provider (11/14/2025)